SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

VENAXIS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

92262A206
(CUSIP Number)

Copy To: Sichenzia Ross Friedman Ference LLP Harvey Kesner, Esq. 61 Broadway, 32nd Floor New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262A206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
373,899(1)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER: 373,899(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,899(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (based on 3,876,961 shares of common stock outstanding as of August 10, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)  Represents 373,899 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”). Mr. Honig is the trustee of 401K in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 92262A206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
373,899
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
373,899 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (based on 3,876,961 shares of common stock outstanding as of August 10, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

Item 1.   Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value, of Venaxis, Inc., a Colorado corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1585 S. Perry Street, Castle Rock, CO 80104.

Item 2.   Identity and Background

(a) This statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. 401K (collectively the “Reporting Person”).

(b) The Reporting Persons’ address is 555 South Federal Highway, #450, Boca Raton, FL 33432.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States and the State of Florida.

Item 3.   Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4.   Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

On September 1, 2016, the Reporting Person contacted the Chief Executive Officer of the Issuer to discuss the complexion of the Issuer’s current Board of Directors.  The Reporting Person requested that the Issuer take steps to diversify its Board of Directors and add individuals outside the pharmaceutical and biotechnology industry with broader diversified business background in light of changes at the Issuer.  The Reporting Person proposed to introduce individuals to the Issuer that could make meaningful contribution to the business of the Company.  The Issuer’s Chief Executive Officer referred the Reporting Person to the Issuer’s Procedures for Shareholder Nominations of Director Candidates and subsequently provided the Reporting Person with a copy of such procedures.

Item 5.   Interest in Securities of the Issuer

(a)
Mr. Honig beneficially owns 373,899 shares or 9.6% of the Issuer’s common stock held by 401K.  Mr. Honig is the Trustee of 401K, and, in such capacity, has voting and dispositive power over the securities held by such entity.

(b)
Mr. Honig may be deemed to hold sole voting and dispositive power over 0 shares of common stock of the Issuer and shares voting and dispositive power over 373,899 shares of common stock.  401K may be deemed to hold shared voting and dispositive power over 373,899 shares of the Issuer’s common stock.

(c)	On July 8, 2016, Mr. Honig sold 1,478 shares of the Issuer’s common stock at a price of $3.48 per share.

On July 12, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.46 per share.

On July 12, 2016, Mr. Honig purchased 300 shares of the Issuer’s common stock at a purchase price of $3.51 per share.

On July 18, 2016, Mr. Honig sold 400 shares of the Issuer’s common stock at a price of $3.66 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.60 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.62 per share.

On July 22, 2016, Mr. Honig sold 200 shares of the Issuer’s common stock at a price of $3.58 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.61 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.60 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.61 per share.

On July 22, 2016, Mr. Honig purchased 100 shares of the Issuer’s common stock at a purchase price of $3.58 per share.

On July 22, 2016, Mr. Honig sold 300 shares of the Issuer’s common stock at a price of $3.60 per share

On July 22, 2016, Mr. Honig sold 100 shares of the Issuer’s common stock at a price of $3.59 per share

On July 22, 2016, 401K sold 12,000 shares of the Issuer’s common stock at a price of $3.63 per share.

On August 3, 2016, 401K purchased 25,000 shares of the Issuer’s common stock at a purchase price of $3.26 per share.

On August 9, 2016, 401K purchased 1,300 shares of the Issuer’s common stock at a purchase price of $3.18 per share.

On August 10, 2016, 401K purchased 2,400 shares of the Issuer’s common stock at a purchase price of 3.03 per share.

On August 23, 2016, 401K purchased 21,000 shares of the Issuer’s common stock at a purchase price of $3.24 per share.

On August 30, 2016, 401K purchased 5,000 shares of the Issuer’s common stock at a purchase price of $3.56 per share.

On September 2, 2016, 401K sold 27,500 shares of the Issuer’s common stock at a price of $3.87 per share.

On September 6, 2016, 401K sold 10,415 shares of the Issuer’s common stock at a price of $3.84 per share.

On September 7, 2016, 401K purchased 66,278 shares of the Issuer’s common stock at a purchase price of $3.81 per share.

On September 7, 2016, 401K sold 1,000 shares of the Issuer’s common stock at a price of $4.00 per share.

(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 373,899 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7.   Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2016	/s/ Barry Honig
Barry Honig

Dated: September 7, 2016		GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig Trustee